FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2012

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated October 3, 2012;

Montréal, October 3, 2012

For immediate release

Quebecor Media Inc. Announces Notice of Redemption for a Portion of its 7 3/4% Senior Notes due March 15, 2016

Quebecor Media Inc. (“Quebecor Media”) today announced that it has issued a notice of redemption for US$320,000,000 aggregate principal amount of its outstanding 7 3/4% Senior Notes due March 15, 2016 (CUSIP 74819RAK2) (the “Notes”). A notice of redemption (the “Redemption Notice”) pursuant to the terms of the indenture governing the Notes (the “Indenture”) is being distributed by U.S. Bank, National Association, the trustee under the Indenture. The Redemption Notice issued today states that the redemption date is November 2, 2012 (the “Redemption Date”), and the redemption price is 102.583% of the principal amount of the notes redeemed, plus accrued and unpaid interest to the Redemption Date. Questions regarding this redemption should be directed to U.S. Bank, National Association, by telephone at 1-800-934-6802 or by facsimile at (216) 623-9202.

This press release is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The notes mentioned herein have not been registered under the United States Securities Act of 1933 or applicable state securities laws, and the notes may not be offered or sold in the United States absent registration or an applicable exemption from registration. The notes have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the notes in Canada will be made on a basis which is exempt from the prospectus and dealer registration requirements of such securities laws.

About Quebecor Media Inc.

Quebecor Media Inc. is a subsidiary of Quebecor Inc. (TSX:QBR.A) (TSX:QBR.B), one of Canada’s most important holding companies operating in the telecommunications and media businesses. With more than 16,000 employees, Quebecor Media Inc., through its subsidiary Videotron Ltd., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephone services and mobile telephone services. Through Sun Media Corporation, Quebecor Media Inc. is the largest publisher of newspapers in Canada. It also operates Canoe.ca and its network of English and French language Internet properties in Canada. In the broadcasting sector, Quebecor Media Inc. operates, through TVA Group Inc., the number one French language general interest television network in Québec, a number of specialty channels and the SUN News English language channel. Another subsidiary of Quebecor Media Inc., Nurun Inc., is a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia. Quebecor Media Inc. is also active in magazine publishing (TVA Publishing Inc.), book publishing and distribution (Sogides Group Inc. and CEC Publishing Inc.), the production, distribution and retailing of cultural products (Archambault Group Inc. and TVA Films), video game development (BlooBuzz Studios Inc.), DVD, Blu-ray disc and videogame rental and retailing (Le SuperClub Vidéotron Ltd), the printing and distribution of regional newspapers and flyers (Quebecor Media Printing Inc. and Quebecor Media Network Inc.), news content production and distribution (QMI Agency), multiplatform advertising solutions (QMI Sales) and the publishing of printed and online directories, through Quebecor MediaPagesTM.

Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause Quebecor Media’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor Media’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor Media’s actual results to differ from current expectations, please refer to Quebecor Media’s public filings available at <www.edgar.com> and <www.quebecor.com> including, in particular, the “Item 3. Key Information – Risk Factors” as well as statements located elsewhere in Quebecor Media’s annual report on Form 20-F for the year ended December 31, 2011.

The forward-looking statements in this press release reflect Quebecor Media’s expectations as of October 3, 2012, and are subject to change after that date. Quebecor Media expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

For more information, please contact:

Jean-Francois Pruneau

Chief Financial Officer

Quebecor Media Inc.

(514) 380-4144

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Christian Marcoux
By: Christian Marcoux Assistant Secretary

Date: October 4, 2012